EXHIBIT 99.1

Alpha and Omega Semiconductor Announces Financial Results for the Fiscal Fourth Quarter and the Fiscal Year Ended June 30, 2010

SUNNYVALE, Calif., Aug. 10, 2010 (GLOBE NEWSWIRE) -- Alpha and Omega Semiconductor Limited ("AOS") (Nasdaq:AOSL), a designer, developer and global supplier of a broad range of power semiconductors, today announced financial results that are prepared in accordance with International Financial Reporting Standards ("IFRS") for the fiscal fourth quarter and the fiscal year ended June 30, 2010.

The results for the fiscal quarter ended June 30, 2010 are as follows:

  Revenue was $85.5 million, a sequential increase of 10.0% from $77.7 million for the third quarter of fiscal year 2010, and a 45.2% increase from $58.9 million for the fourth quarter of fiscal year 2009. This represents two consecutive quarters of record revenue for the company.

  Gross margin was 26.5%, compared to 26.8% for the third quarter of fiscal year 2010 and 21.9% for the fourth quarter of fiscal year 2009.

  Operating expenses were $14.5 million, compared to $11.5 million for the third quarter of fiscal year 2010 and $9.8 million for the fourth quarter of fiscal year 2009. Operating expenses for the fourth quarter of fiscal year 2010 included share-based compensation expenses of $1.4 million, as compared to $0.6 million and $0.7 million for the third quarter of fiscal year 2010 and for the fourth quarter of fiscal year 2009, respectively.

  Operating profit was $8.1 million, or 9.5% of revenue, compared to $9.3 million, or 12.0% of revenue, for the third quarter of fiscal year 2010 and $3.1 million, or 5.2% of revenue, for the fourth quarter of fiscal year 2009.

  Net profit was $8.9 million, or $0.37 per diluted share, compared to $9.6 million, or $0.47 per diluted share, for the third quarter of fiscal year 2010 and $3.8 million, or $0.19 per diluted share, for the fourth quarter of fiscal year 2009. Net profit on a non-IFRS basis, or non-GAAP net profit, was $10.5 million, or $0.43 per diluted share, compared to $10.3 million, or $0.50 per diluted share, for the third quarter of fiscal year 2010 and $4.6 million, or $0.23 per diluted share, for the fourth quarter of fiscal year 2009. Non-GAAP net profit excluded share-based compensation expenses of $1.5 million, $0.7 million and $0.8 million for the fourth quarter of fiscal year 2010, the third quarter of fiscal year 2010 and the fourth quarter of fiscal year 2009, respectively.

The results for the fiscal year ended June 30, 2010 are as follows:

  Revenue was $301.8 million, an increase of 63.1% from $185.1 million for fiscal year 2009.

  Gross margin was 26.6%, compared to 21.1% for fiscal year 2009.

  Operating expenses were $47.2 million, compared to $39.7 million for fiscal year 2009. Operating expenses included share-based compensation expense of $3.1 million and $3.3 million for fiscal years 2010 and 2009, respectively.

  Operating profit was $33.1 million, or 11.0% of revenue, compared to an operating loss of $0.7 million, or -0.4% of revenue, for fiscal year 2009.

  Net profit was $37.6 million, or $1.78 per diluted share, compared to a net loss of $0.5 million, or $0.07 loss per diluted share, for fiscal year 2009. Non-GAAP net profit was $41.0 million, or $1.94 per diluted share, compared to $3.0 million, or $0.15 per diluted share, for fiscal year 2009. Non-GAAP net profit excluded share-based compensation expenses of $3.4 million and $3.5 million for fiscal years 2010 and 2009, respectively.

"We are very pleased with our strong financial performance, and we reached the milestone of over $300 million annual revenue by growing 63% over the previous fiscal year. During the past fiscal year, we generated approximately $30 million in cash flow from operating activities," said Mike Chang, Chief Executive Officer and Chairman of AOS. "We successfully completed our IPO during the fourth quarter of fiscal year 2010, and we believe that our public company status will enhance our market position to facilitate continued growth of our company. With over 140 new products introduced during the fiscal year, we believe that we are well positioned to continue to expand our customer base and markets served."

Business Outlook

The following statements are based upon management's current expectations. These statements are forward-looking, and actual results may differ materially. AOS undertakes no obligation to update these statements.

Revenue for the first quarter of fiscal year 2011 is expected to be in the range of $89.0 to $92.5 million, representing a sequential growth of approximately 4% to 8%. Operating profit is expected to be in the range of $7.0 million to $8.0 million, which includes an estimated share-based compensation of approximately $1.6 million.

Conference Call and Webcast

AOS plans to conduct an investor teleconference and live webcast to discuss the financial results for the fiscal fourth quarter and the fiscal year ended June 30, 2010 and other business matters today, August 10, 2010 at 2:00 pm PT / 5:00pm ET. To participate in the live call, analysts and investors should dial 877-312-8797 (or 253-237-1194 if outside the U.S.). To access the live webcast and the subsequent replay of the conference call, which will be available for seven days after the live call, go to the "Events & Presentations" section of the company's investor relations website, http://investor.aosmd.com.

Forward Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management's judgment, beliefs, current trends, and anticipated product performance. These forward-looking statements include, without limitation, projected amount of revenues, gross margin, and operating profit, expectation with respect to operating expenses and cost reduction measures, expectation with respect to manufacturing capacity, anticipated demand for our products, references to our ability to expand customer base and achieve revenue growth, and other statements under the section entitled "Business Outlook." Forward looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, our ability to introduce or develop new and enhanced products that achieve market acceptance; the actual product performance in volume production; the quality and reliability of our product, our ability to achieve design wins, the general business and economic conditions, our ability to identify and consummate strategic transactions; the state of semiconductor industry and seasonality of our markets, and other risks as described in our SEC filings, including the registration statement on Form F-1 filed on March 31, 2010, as amended and supplemented, and other filings with the SEC. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Although we believe that the expectations reflected in the forward looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today's date, unless otherwise stated, and AOS undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements presented on a basis consistent with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures, including non-GAAP net profit and earnings per share. These supplemental measures exclude share-based compensation expenses that are non-cash charges. We believe that non-GAAP financial measures can provide useful information to both management and investors by excluding certain non-cash expenses that are not indicative of our core operating results. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. Our use of non-GAAP financial measures has certain limitations in that the non-GAAP financial measures we use may not be directly comparable to those reported by other companies. For example, the term used in this press release, non-GAAP net profit, does not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the tables attached to this press release. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable IFRS financial measure.

About Alpha and Omega Semiconductor

Alpha and Omega Semiconductor Limited, or AOS, is a designer, developer and global supplier of a broad range of power semiconductors, including a wide portfolio of Power MOSFET and Power IC products. AOS seeks to differentiate itself by integrating its expertise in device physics, process technology, design and advanced packaging to optimize product performance and cost, and its product portfolio is designed to meet the ever increasing power efficiency requirements in high volume applications, including portable computers, flat panel TVs, battery packs, portable media players and power supplies. For more information, please visit http://www.aosmd.com.

The following consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Boards.

Alpha and Omega Semiconductor Limited
Consolidated Balance Sheets
IFRS
(in thousands)
(unaudited)

	June 30,	March 31,	June 30,
	2010	2010	2009
ASSETS
Noncurrent assets:
Property, plant and equipment	$ 44,163	$ 33,486	$ 28,254
Intangible assets	3,820	4,058	5,120
Investment in an associate	25,693	24,313	19,399
Deferred income tax assets	2,296	2,283	1,218
Other noncurrent assets	458	472	298
Total noncurrent assets	76,430	64,612	54,289

Current assets:
Inventories	28,315	26,045	22,803
Trade receivables	30,639	22,822	20,912
Other current assets	3,075	5,276	1,945
Restricted cash	707	--	--
Cash and cash equivalents	119,001	58,252	60,416
Total current assets	181,737	112,395	106,076

Total assets	$ 258,167	$ 177,007	$ 160,365

EQUITY
Capital and reserves
Common shares	$ 44	$ 16	$ 16
Convertible preferred shares	--	21	21
Share premium
Common shares	103,803	187	89
Convertible preferred shares	--	50,170	50,170
Other reserves	17,946	16,423	14,491
Retained earnings	67,603	58,658	30,012
Total equity	189,396	125,475	94,799

LIABILITIES
Noncurrent liabilities:
Borrowings	--	--	8,610
Deferred income tax liabilities	25	86	95
Deferred rent - Long term	670	--	--
Finance lease	436	579	1,019
Total noncurrent liabilities	1,131	665	9,724

Current liabilities:
Trade and other payables	47,584	35,410	36,146
Current income tax liabilities	3,917	3,622	2,545
Borrowings	3,680	--	5,246
Trade and other payable to an associate	10,100	9,747	9,281
Finance lease	571	562	386
Provisions	1,788	1,526	2,238
Total current liabilities	67,640	50,867	55,842

Total liabilities	68,771	51,532	65,566

Total equity and liabilities	$ 258,167	$ 177,007	$ 160,365

Alpha and Omega Semiconductor Limited
Consolidated Statements of Income (Loss)
IFRS
(in thousands, except per share amounts)
(unaudited)
	Three Months Ended			Fiscal Year Ended
	June 30,	March 31,	June 30,	June 30,
	2010	2010	2009	2010	2009

Revenue	$ 85,469	$ 77,672	$ 58,879	$ 301,840	$ 185,076
Cost of goods sold	62,807	56,845	45,962	221,537	146,076
Gross profit	22,662	20,827	12,917	80,303	39,000

Operating expenses:
Research and development	5,945	5,447	4,757	20,985	19,173
Selling, general and administrative	8,580	6,093	5,087	26,178	20,569
Total operating expenses	14,525	11,540	9,844	47,163	39,742
Operating profit/(loss)	8,137	9,287	3,073	33,140	(742)

Finance income	9	11	31	39	648
Finance costs	(27)	(31)	(134)	(188)	(587)
Finance income/(loss), net	(18)	(20)	(103)	(149)	61

Share of profit/(loss) of an associate	1,380	815	598	6,294	(35)
Profit/(loss) before income tax	9,499	10,082	3,568	39,285	(716)

Income tax expenses (benefit)	554	494	(217)	1,694	(174)

Net profit/(loss)	$ 8,945	$ 9,588	$ 3,785	$ 37,591	$ (542)

Earnings (loss) per share
Basic per share	$ 0.48	$ 1.20	$ 0.48	$ 3.55	$ (0.07)
Diluted per share	$ 0.37	$ 0.47	$ 0.19	$ 1.78	$ (0.07)

Weighted-average number of shares used in computing earnings(loss) per share
Basic shares	18,526	7,970	7,917	10,594	7,914
Diluted shares	24,129	20,601	19,789	21,170	7,914

Alpha and Omega Semiconductor Limited
Consolidated Statements of Cash Flows
IFRS
(in thousands)
(unaudited)
	Fiscal Year Ended June 30,
	2010	2009
Cash flows from operating activities
Cash generated from operations	$ 31,487	$ 24,430
Interest paid	(188)	(587)
Income tax paid	(1,512)	(1,127)
Net cash generated from operating activities	29,787	22,716

Cash flows from investing activities
Purchase of property, plant and equipment	(13,834)	(10,067)
Purchases of intangible assets	(146)	(5)
Proceeds from sale of property, plant and equipment	2	168
Restricted cash released (placed)	(707)	200
Investment in an associate	--	(40)
Net cash used in investing activities	(14,685)	(9,744)

Cash flows from financing activities
Net proceeds from (payments of issuance costs for) the IPO	53,872	--
Proceeds from exercise of share options	172	51
Repurchase of common shares	--	(300)
Proceeds from borrowing	3,680	6,000
Repayment of borrowing	(13,856)	(2,144)
Principal payment on finance lease	(398)	(239)
Net cash generated from financing activities	43,470	3,368

Net increase in cash and cash equivalents	58,572	16,340

Cash and cash equivalents at beginning of period	60,416	44,095

Exchange gains (losses) on cash and cash equivalents	13	(19)

Cash and cash equivalents at end of period	$ 119,001	$ 60,416

Supplemental cash flow disclosures:
Changes of property, plant and equipment included in trade and other payables	$ 9,680	$ 251
Changes of capitalized IPO costs included in trade and other payables	$ 493	$ --

Alpha and Omega Semiconductor Limited
Reconciliation of Net Profit (Loss) to non-GAAP Net Profit (loss)
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended			Fiscal Year Ended
	June 30,	March 31,	June 30,	June 30,
	2010	2010	2009	2010	2009

IFRS net profit/(loss)	$ 8,945	$ 9,588	$ 3,785	$ 37,591	$ (542)

Share-based compensation:
Cost of goods sold	171	81	51	304	267
Research and development	352	193	235	948	1,172
Selling, general and administrative	1,023	400	513	2,192	2,102
Total share-based compensation	1,546	674	799	3,444	3,541

Non-GAAP net profit	$ 10,491	$ 10,262	$ 4,584	$ 41,035	$ 2,999

Non-GAAP diluted EPS	$ 0.43	$ 0.50	$ 0.23	$ 1.94	$ 0.15

Weighted-average number of shares used in computing non-GAAP earnings per share
Diluted shares	24,129	20,601	19,789	21,170	19,882
CONTACT:  Alpha and Omega Semiconductor Limited
          Hao Guan, Investor Relations
          investors@aosmd.com